Exhibit 99.7

CRESCO LABS HIRES PEPSICO VETERAN AND SUPPLY CHAIN EXPERT TY GENT AS ITS NEW CHIEF OPERATING OFFICER

Photo Caption: Cresco Labs hires CPG industry veteran and supply chain expert Ty Gent as the company’s new Chief Operating Officer.

CHICAGO – January 19, 2021 — Cresco Labs (CSE:CL) (OTCQX:CRLBF) (“Cresco” or “the Company”), one of the largest vertically integrated multistate cannabis operators in the United States, announced the hiring of CPG industry veteran Ty Gent as the Company’s new Chief Operating Officer (“COO”). As COO, Gent will be responsible for operational consistency and efficiency across markets and implementation of structural enhancements to facilitate scaling.

Gent joins Cresco with more than 35 years of CPG and supply chain leadership experience. Most recently, he was the Chief Supply Chain Officer at US Foods, where he developed and implemented a new supply chain strategy, optimized its large-scale transportation network, launched field-based continuous improvement processes, and upgraded key systems technologies and planning capabilities. Previously, he worked at PepsiCo for 30 years in various executive management positions. Among Gent’s accomplishments, he led end-to-end supply chain operations for PepsiCo foods in South and Central America as the Senior Vice President of Operations. As Senior Vice President of Logistics, he steered the PepsiCo transportation network for North America and the warehouse delivery network for Quaker, Gatorade and Tropicana brands divisions within PepsiCo’s North America Beverage Sector.

As a subject matter expert in supply chain optimization, S&OP planning, manufacturing, warehouse management, distribution, and quality and safety, Gent brings expertise that is directly transferrable to Cresco’s key focus of producing and distributing branded products at substantial scale.

“With the immense growth of Cresco Labs and our multi-state footprint, the scale and demands of our business have grown significantly,” said Charlie Bachtell, Cresco Labs’ CEO and Co-founder. “Ty’s experience leading distribution and supply chain optimization for one of America’s largest food distributors and one of the leading CPG companies in the world will help Cresco Labs enhance its level of quality and service by driving operational execution as we significantly increase the scale of operations across our strategic multi-state footprint. He’s made a career of taking existing operations to the next level, optimizing integrated supply chains and building leaders within organizations—creating greater success at every stop along the way.”

“Cannabis is an exciting industry with tremendous growth potential, and Cresco’s focus on the middle verticals of the value chain—the production and distribution of branded products—is what drew me to the company. It is clear from my work at PepsiCo that the future of the cannabis industry, like any CPG industry, is tied to operational excellence related to branded products and wholesale distribution,” said Ty Gent. “My work at PepsiCo, where I was responsible for reducing costs and enhancing service across PepsiCo’s supply chain, is directly applicable to Cresco Labs. I’m excited to be part of the continued building of Cresco Labs’ team into one that sets the standard for operating efficiency and consistency and exceeds our patients’ and customers’ expectations for quality. We will continue to make operational execution a competitive advantage at Cresco Labs.”

Concurrent with Ty Gent’s hiring, David Ellis will move from COO to Regional President of Operations for Emerging Markets (Massachusetts, New York, Pennsylvania, Ohio and Maryland). As part of the initial Cresco Labs team, Ellis has been crucial in laying the foundation for the Company’s end-to-end operational model and leading the growth of Illinois, Pennsylvania and California. He will be responsible for repeating that successful playbook in Cresco’s emerging markets.

Charlie added, “David Ellis was employee number two at Cresco, and his entrepreneurial approach and leadership through our startup phase has been instrumental in getting Cresco Labs to where it is today. He led the expansion of cultivation and wholesale in our two largest markets and spearheaded the development and market introduction of some of our most successful branded products. I’m excited to see him dedicate his focus and experience to repeating that success in our emerging markets.”

About Cresco Labs

Cresco Labs is one of the largest vertically integrated, multistate cannabis operators in the United States, with a mission to normalize and professionalize the cannabis industry. Employing a consumer-packaged goods (“CPG”) approach, Cresco Labs is the largest wholesaler of branded cannabis products in the U.S. Its brands are designed to meet the needs of all consumer segments and comprised of some of the most recognized and trusted brands including Cresco, Remedi, High Supply, Cresco Reserve, Good News, Wonder Wellness, FloraCal Farms and Mindy’s Chef Led Artisanal Edibles created by James Beard Award-winning chef Mindy Segal. Sunnyside, Cresco Labs’ national dispensary brand, is a wellness- focused retailer created to build trust, education and convenience for both existing and new cannabis consumers. Recognizing that the cannabis industry is poised to become one of the leading job creators in the country, Cresco Labs operates the industry’s largest Social Equity and Educational Development initiative, SEED, which was established to ensure that all members of society have the skills, knowledge and opportunity to work and own businesses in the cannabis industry. Learn more about Cresco Labs at CrescoLabs.com.

Forward Looking Statements

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company’s beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company’s control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as, ‘may,’ ‘will,’ ‘should,’ ‘could,’ ‘would,’ ‘expects,’ ‘plans,’ ‘anticipates,’ ‘believes,’ ‘estimates,’ ‘projects,’ ‘predicts,’ ‘potential’ or ‘continue’ or the negative of those forms or other comparable terms. The Company’s forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including but not limited to those risks discussed under “Risk Factors” in the company’s Annual Information Form dated April 28, 2020, and other documents filed by the Company with Canadian securities regulatory authorities; and other factors, many of which are beyond the control of the Company. Readers are cautioned that the foregoing list of factors is not exhaustive. Because of these uncertainties, you should not place undue reliance on the Company’s forward-looking statements. No assurances are given as to the future trading price or trading volumes of Cresco’s shares, nor as to the Company’s financial performance in future financial periods. The Company does not intend to update any of these factors or to publicly announce the result of any revisions to any of the Company’s forward-looking statements contained herein, whether as a result of new information, any future event or otherwise. Except as otherwise indicated, this press release speaks as of the date hereof. The distribution of this press release does not imply that there has been no change in the affairs of the Company after the date hereof or create any duty or commitment to update or supplement any information provided in this press release or otherwise.

Contacts

Media:

Jason Erkes, Cresco Labs

Chief Communications Officer

press@crescolabs.com

Investors:

Jake Graves

Senior Analyst, Investor Relations

investors@crescolabs.com

For general Cresco Labs inquiries:

312-929-0993

info@crescolabs.com